FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

October 13, 2011

Item 3:	News Release:

News release dated & issued on October 13, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced excellent drill results continue at its River Valley Platinum Group Metals Project, Ontario

Item 5:	Full Description of Material Change:

The Company announced assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario.

See the full news release dated October 13, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 951-591-9971 Facsimile: 888-672-9989

Item 9:	Date of Report

October 13, 2011